Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30, 2003
Earnings:
Income before income taxes	$280,036
Add:
Interest expense	92,262
Amortization of debt expense	5,970
Interest component of rent expense	18,210
Earnings	$396,478
Fixed Charges:
Interest expense	92,262
Amortization of debt expense	5,970
Interest component of rent expense	18,210

Fixed Charges	$116,442

Ratio of earnings to fixed charges	3.4	x